November 14, 2007

Via: Electronic Mail and EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:

Ms. Carmen Moncada-Terry

Re:

Gryphon Gold Corporation
Response Letter to SEC Comments to Form SB-2 filed July 23, 2007 (File No. 333-143581)

Ladies and Gentlemen:

On behalf of our client, Gryphon Gold Corporation (the "Company"), we hereby respectfully submit this response to comments made by the Securities and Exchange Commission ("SEC") on August 3, 2007, in regard to the Form SB-2 filed by the Company on July 23, 2007 (File No. 333-143581) and Form 10-QSB filed on February 14, 2007 (Filed No. 333-127635).

SEC Comments:

General

1.

In future amendments, please be sure to file a version show to marked changes, as contemplated by Rule 310 of Regulation S-T.

Company Response:

The Company has filed an amended Registration Statement on Form SB-2 (File No. 333-143581) concurrently with the filing of this response letter. The Company is providing a version show to marked changes for the amended Form SB-2.

SEC Comments:

2.

We note that your probable acquisition of Nevada Eagle Resources LLC, as contemplated by the agreement dated July 4, 2007, appears to be more than 50% significant to the company. Accordingly, please revise you registration statement to include the financial statements required by Items 310(c) and (d) of Regulation S-B or advise.

Company Response:

The Company closed its acquisition of Nevada Eagle Resources LLC on August 21, 2007 and filed the required financial statements on a Current Report on Form 8-K/A on October 25, 2007. The Company has filed an amended Registration Statement on Form SB-2 (File No. 333-143581) concurrently with the filing of this response letter. The amended Form SB-2 contains the financial statements required by Items 310(c) and (d) of Regulation S-B.

SEC Comments:

Form SB-2 filed July 23, 2007

3.

Please revise or remove the explanatory note. The note erroneously refers to a Form 10-KSB for the fiscal year ended March 31, 2008. In addition, it appears that the note was included by mistake and was meant to be included in a post-effective amendment relating to another registration statement that was filed shortly after this pre-effective amendment.

Company Response:

The Company has filed an amended Registration Statement on Form SB-2 (File No. 333-143581) concurrently with the filing of this response letter. The explanatory note has been revised accordingly and relates to the pre-effective amendment being filed.

Gryphon Gold Corporation
November 14, 2007

SEC Comments:

4.

We note that you have included in this registration statement 30,000 shares issued to Roman Friedrich & Company Ltd. pursuant to an Advisory Services Agreement dated March 15, 2007, whereby you agreed to compensate RFC by paying a retainer fee of Cdn.$7,500 per month and issuing 7,500 common shares per month, payable on each monthly anniversary. It appears, then, that you are registering the equivalent of 4 months’ worth of fees. Please advise us of the exemption you relied upon to issue the shares to RFC.

Company Response:

The Company has filed an amended Registration Statement on Form SB-2 (File No. 333-143581) concurrently with the filing of this response letter. The amended Form SB-2 discloses under Part II, heading "Sale of Unregistered Securities", that the shares issued to RFC were issued in a private transaction not involving a public offering pursuant to the exemption available under Section 4(2) of the Securities Act .

Very truly yours,

/s/ Jason K. Brenkert

Jason K. Brenkert
Dorsey & Whitney LLP